UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing ("Filer"):	Algoma Steel Group Inc.

B.	(1) This is [check one]:

☒ an original filing for the Filer

☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of Registrant:	Algoma Steel Group Inc.

	Form type:	Annual Report on Form 40-F

	File Number (if known):	001-40924

	Filed by:	Algoma Steel Group Inc.

	Date Filed (if filed concurrently, so indicate):	June 21, 2023 (filed concurrently with Form 40-F)

D.	Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business located at:

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

E.	Filer designates and appoints Algoma Steel USA Inc. (“Agent”) located at:

1209 Orange Street

Wilmington, Delaware 19801

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F (the “Form 40-F”) arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Sault Ste. Marie, Ontario, Canada, this 21st day of June, 2023.

Filer:	ALGOMA STEEL GROUP INC.

	By:	/s/ Michael Garcia
	Name:	Michael Garcia
	Title:	Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated:

ALGOMA STEEL USA INC.
(as Agent for Service of Process)

By:	/s/ Rajat Marwah
Name:	Rajat Marwah
Title:	President, Chief Financial Officer and Secretary

Dated:	June 21, 2023